Lisa Muller
Corporate Secretary
Sentinel Variable Products Trust
Sr. Counsel
One National Life Drive, Montpelier, Vermont 05604	Sentinel Asset Management, Inc.
www.sentinelinvestments.com	Sentinel Administrative Services, Inc.

	Bus	802-229-7410
	E-mail	lmuller@sentinelinvestments.com

May 11, 2016

Via Electronic Mail

Ms. Meghan Miller Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sentinel Variable Products Trust Registration Statement on Form N-14 (File No. 333- 210701)

Dear Ms. Miller:

On behalf of Sentinel Variable Products Trust (the “Trust”), below are responses to the comments provided by the staff of the Securities and Exchange Commission (the “Commission”) to John A. MacKinnon of Sidley Austin LLP via a telephone conference with Meghan Miller on April 29, 2016 (the “Comments”), relating to the Trust’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto. The changes referred to herein, as well as changes made in response to comments provided by Valerie Lithotomas of the Commission, are included in the amendment to the Registration Statement filed herewith (the “Amended Registration Statement”). Certain non-material updating revisions have also been included in the Amended Registration Statement. Unless otherwise indicated, defined terms used herein have the meaning set forth in the combined prospectus/joint proxy statement and statement of additional information contained within such Amended Registration Statement.

Comment 1:	Please confirm that the tax opinion will be filed as an exhibit to the N-14.

Response:	Consistent with the undertaking set forth in Part C of the Amended Registration Statement, the Trust will file the tax opinion relating to the Reorganization within a reasonable time after receipt of such opinion.

Comment 2:	Please confirm that the prospectus and SAI will be re-filed before effectiveness.

Response:	The prospectus and statement of additional information of each of the Sentinel Mid Cap Fund and the Sentinel Small Company Fund were included in the annual update to the Registration Statement on Form N-1A for Sentinel Variable Products Trust filed on April 29, 2016. The references in the Amended Registration Statement to the dates of the prospectus and statement of additional information have been modified to reference April 30, 2016.

Sentinel Investments is the unifying brand name for Sentinel Financial Services Co., Sentinel Asset Management, Inc., and Sentinel Administrative Services, Inc. Sentinel Funds are distributed by Sentinel Financial Services Company, One National Life Drive, Montpelier, VT 05604
800.233.4332 | www.sentinelinvestments.com

Meghan Miller

May 11, 2016

Comment 3:	A separate capitalization table should be included.

Response:	The capitalization table has been included in the Amended Registration Statement.

Comment 4:	In the fee table, the fees are presented as of December 31, 2015. Please confirm that the fees presented are still current (as required by Item 3 of N-14).

Response:	The Trust confirms that the fees presented in the fee table, which are presented as of December 31, 2015, are still current.

Comment 5:	In the fee table, in the final column, enter the name of the surviving fund rather than “Combined Fund.”

Response:	The requested modification has been made.

Comment 6:	In the Schedule of Investments in the pro forma financials, list the share class of the holding in the State Street Institutional US Government Money Market Fund.

Response:	The requested modification has been made.

Comment 7:	In the pro forma financials, no securities are identified in the Schedule of Investments as securities to be sold as a result of the acquisition. If all securities to be acquired comply with applicable restrictions, add a note to the Schedule of Investments to the following effect: “As of [date], all of the securities held by the Target Fund will comply with the investment restrictions of the Acquiring Fund.”

Response:	The Trust does not believe it is appropriate to identify in a public filing specific securities that it is considering selling, and its view on which securities it may sell may change over time due to market and other considerations. As of the date of this correspondence, the Adviser has not identified any particular portfolio securities in the Mid Cap Fund that must be sold in order to meet the investment restrictions of the Small Company Fund.

Meghan Miller

May 11, 2016

Comment 8:	In the Notes to Pro Forma Financial Statements, include a statement in Note 1 (Basis for Combination) to the effect that the Adviser will bear the costs of the transaction.

Response:	The following disclosure has been added: “Sentinel Asset Management, Inc., the investment adviser to each of the Mid Cap and Small Company Funds, will pay the costs of the Reorganization transaction, including the legal costs associated with the Reorganization (including the costs of the legal opinions to be received pursuant to the Plan of Reorganization) and the costs related to the printing and mailing of the Proxy Statement and accompanying information and the operational and system programming costs relating to the Reorganization. However, any brokerage or other trading costs incurred by a Fund in connection with buying or selling portfolio securities prior to the Reorganization will be borne by that Fund and its shareholders, while brokerage or other trading costs incurred in connection with buying or selling portfolio securities after the Reorganization will be borne by the Combined Fund and its shareholders.”.

Comment 9:	In Note F (Portfolio Re-Positioning) of the Notes to Pro Forma Financial Statements, the staff has three comments:

a)	In the first sentence, explain in correspondence the statement that the Reorganization will not require either Fund to dispose of a “material portion” of its portfolio securities prior to the Reorganization due to non-conformance with investment objectives, policies or limitations of the Small Company Fund.

b)	In the penultimate sentences of Note F, explain in correspondence the reference to “temporary increased portfolio turnover.”

c)	In the last sentence of Note F, explain in correspondence the reference to “material percentage.”

Response:	a) The referenced sentence has been deleted.

b) The manager of the Small Company Fund may choose to reposition the portfolio following the Reorganization by selling portfolio securities (including certain securities acquired in the Reorganization) and acquiring different portfolio securities (e.g., for sector weighting purposes or to trim position sizes as part of the ordinary course of business). In such case, the turnover rate in the Small Company Fund may increase as compared to its historical averages.

c) The referenced sentence has been deleted.

Meghan Miller

May 11, 2016

*   *   *   *   *   *   *   *   *   *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (802) 229-7410 or Carol Whitesides of Sidley Austin LLP at (212)-839-7316 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Lisa Muller

Lisa Muller

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